CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended April 30, 2021 of Uranium Royalty Corp. of our report dated July 28, 2021, relating to the consolidated financial statements which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the registration statement on Form F-10 (No. 333-256822) of the Company of our report dated July 28, 2021 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

July 28, 2021